FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of First Quarter 2024 Results
and Conference Call, and Annual General and Special Meeting of Shareholders

Toronto, Ontario (April 3, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its first quarter 2024 financial results after market close on Wednesday, April 24, 2024. Senior management will host a conference call on Thursday, April 25, 2024 at 11:00 am ET to discuss the results. The Company will hold its 2024 Annual General and Special Meeting of Shareholders (the “Annual Meeting”) on Thursday, May 23, 2024.

Notice of First Quarter 2024 Results and Conference Call

The Company's senior management will host a conference call on Thursday, April 27, 2023 at 11:00 am ET to discuss the first quarter 2023 results. Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International:	(416) 340-2217
Toll free (Canada and the United States):	(800) 806-5484
Participant passcode:	4626879#
Webcast:	www.alamosgold.com

A playback will be available until May 25, 2024 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 6793309#. The webcast will be archived at www.alamosgold.com.

Notice of Virtual Annual General and Special Meeting of Shareholders

Alamos Gold will hold its Annual General and Special Meeting of Shareholders on Thursday, May 23, 2024 beginning at 4:00 pm ET. The meeting will be held virtually via a live webcast and can be accessed at https://web.lumiagm.com/425475736. The link to the meeting will also be accessible at www.alamosgold.com. Senior management will provide a general corporate update followed by an informal question-and-answer session through the webcast platform.

The record date for determining the holders of the Company’s common shares who are entitled to notice of, and to vote at, the Annual Meeting is April 10, 2024. Detailed voting and participation instructions for eligible shareholders will be provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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